
September 25, 2023

Lyndon Lea
Chief Executive Officer
Leo Holdings Corp. II
Albany Financial Center
South Ocean Blvd Suite #507
P.O. Box SP- 63158
New Providence, Nassau, The Bahamas

      Re: Leo Holdings Corp. II
          Preliminary Proxy Statement on Schedule 14A
          Filed on September 14, 2023
          File No. 001-39865

Dear Lyndon Lea:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing